Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

July 6, 2022

Re:	RADAR USA, INC.
Offering Statement on Form 1-A
File No. 024-11870

Dear Ms. Woo:

On behalf of RADAR USA, INC., I hereby request qualification of the above-referenced Offering Statement on Form 1-A at 4:00 pm, Eastern Time, on Thursday, July 7, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Jeffrey Muller

Name:	Jeffrey Muller
Title:	Chief Executive Officer